Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of AGBA Acquisition Limited (the “Company”) on Form S-8 of our report dated March 14, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of AGBA Acquisition Limited as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 appearing in the Annual Report on Form 10-K of AGBA Acquisition Limited for the year ended December 31, 2021.

We were dismissed as auditors on September 30, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing or incorporated by reference in this Registration Statement for the periods after the date of our dismissal.

/s/ Friedman LLP

New York, New York

February 24, 2023